UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT

                                 For the Period
             Beginning January 1, 1998 and Ending December 31, 1998
                                     to the

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       of

                             Cinergy Services, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary SERVICE COMPANY


Date of Incorporation:  February 23, 1994

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:  Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

               Bernard F. Roberts, Vice President and Comptroller,
                 139 East Fourth Street, Cincinnati, Ohio 45202

Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company: Cinergy Corp.

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                     Annual Report of Cinergy Services, Inc.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                    Schedule or
Description of Schedules and Accounts               Account No.       Page No.

Comparative Balance Sheets - Assets                 Schedule I            5
Comparative Balance Sheets - Liabilities            Schedule I            6
  Service Company Property                          Schedule II           7
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property        Schedule III          8
  Investments                                       Schedule IV           9
  Accounts Receivable from Associate Companies      Schedule V           10
  Fuel Stock Expenses Undistributed                 Schedule VI          11
  Stores Expense Undistributed                      Schedule VII         12
  Miscellaneous Current and Accrued Assets          Schedule VIII        13
  Miscellaneous Deferred Debits                     Schedule IX          14
  Research, Development, or Demonstration
    Expenditures                                    Schedule X           15
  Proprietary Capital                               Schedule XI          16
  Long-term Debt                                    Schedule XII         17
  Current and Accrued Liabilities                   Schedule XIII        18
  Notes to Financial Statements                     Schedule XIV         19

Comparative Income Statements                       Schedule XV          24
  Analysis of Billing - Associate Companies         Account 457          25
  Analysis of Billing - Nonassociate Companies      Account 458          26
  Analysis of Charges for Service - Associate
    and Nonassociate Companies                      Schedule XVI         27
  Schedule of Expense Distribution by Department
    or Service Function                             Schedule XVII        28
  Departmental Analysis of Salaries                 Account 920          31
  Outside Services Employed                         Account 923          32
  Employee Pensions and Benefits                    Account 926          35
  General Advertising Expenses                      Account 930.1        36
  Miscellaneous General Expenses                    Account 930.2        37
  Rents                                             Account 931          38
  Taxes Other Than Income Taxes                     Account 408          39
  Donations                                         Account 426.1        40
  Other Deductions                                  Account 426.5        41
  Notes to Statements of Income                     Schedule XVIII       42
  Financial Data Schedule                           Schedule XIX         43

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                                  Page No.


Organization Chart                                                       44
Methods of Allocation                                                    45
Annual Statement of Compensation for Use of Capital Billed               47


                     Annual Report of Cinergy Services, Inc.
                        As of December 31, 1998 and 1997

Schedule I - COMPARATIVE  BALANCE SHEETS Give balance sheet of the Company as of
December 31 of the current and prior year
                                                                REF             December 31
ACCOUNT                 ASSETS AND OTHER DEBITS                SCHED        1998           1997
-------                 -----------------------                -----        ----           ----

           SERVICE COMPANY PROPERTY
   101     Service Company Property                               II    $ 24,287,027    $ 8,943,593
   107     Construction Work in Progress                          II      13,391,702     11,722,791
                                                                        ------------    -----------
             Total Property                                               37,678,729     20,666,384
   108     Accumulated Provision for Depreciation and
             Amortization of Service Company Property            III      (4,235,284)    (1,103,349)
                                                                        ------------    -----------

                                Net Service Company Property              33,443,445     19,563,035

           INVESTMENTS
   123     Investments in Associate Companies                     IV            -              -
   124     Other Investments                                      IV            -              -
                                                                        ------------    -----------

                                           Total Investments                    -              -

           CURRENT AND ACCRUED ASSETS
   131     Cash                                                               34,879           -
   134     Special Deposits                                                     -              -
   135     Working Funds                                                       2,842           -
   136     Temporary Cash Investments                             IV            -              -
   141     Notes Receivable                                                   (9,350)          -
   143     Accounts Receivable                                               131,462        339,601
   144     Accumulated Provision for Uncollectible Accounts                     -              -
   145     Notes Receivable from Associate Companies                      14,766,612           -
   146     Accounts Receivable from Associate Companies           V       29,344,101     19,533,715
   152     Fuel Stock Expenses Undistributed                      VI            -              -
   154     Materials and Supplies                                               -              -
   163     Stores Expense Undistributed                          VII            -              -
   165     Prepayments                                                        50,000           -
   174     Miscellaneous Current and Accrued Assets              VIII           -              -
                                                                        ------------    -----------

                            Total Current and Accrued Assets              44,320,546     19,873,316

           DEFERRED DEBITS
   181     Unamortized Debt Expense                                             -              -
   184     Clearing Accounts                                                  85,929            555
   186     Miscellaneous Deferred Debits                          IX      10,165,815         55,441
   188     Research, Development, or Demonstration Expenditures    X            -              -
   190     Accumulated Deferred Income Taxes                              27,600,110        763,671
                                                                        ------------    -----------

                                       Total Deferred Debits              37,851,854        819,667


                               TOTAL ASSETS AND OTHER DEBITS            $115,615,845    $40,256,018
                                                                        ============    ===========


                     Annual Report of Cinergy Services, Inc.
                        As of December 31, 1998 and 1997

               Schedule I - COMPARATIVE BALANCE SHEETS (Continued)

                                                                 REF             December 31
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL           SCHED        1998          1997
-------           -----------------------------------           -----        ----          ----

           PROPRIETARY CAPITAL
   201     Common Stock Issued (Note 2)                           XI     $          3   $         3
   211     Miscellaneous Paid-In-Capital                          XI             -             -
   215     Appropriated Retained Earnings                         XI             -             -
   216     Unappropriated Retained Earnings                       XI          739,125          -
                                                                         ------------   ------------
                                   Total Proprietary Capital                  739,128             3

           LONG-TERM DEBT
   223     Advances From Associate Companies                     XII             -             -
   224     Other Long-Term Debt                                  XII             -             -
   225     Unamortized Premium on Long-Term Debt                                 -             -
   226     Unamortized Discount on Long-Term Debt                                -             -
                                                                         ------------   -----------

                                        Total Long-Term Debt                     -             -

           CURRENT AND ACCRUED LIABILITIES
   231     Notes Payable                                                         -             -
   232     Accounts Payable                                                27,630,215    15,910,544
   233     Notes Payable To Associate Companies                  XIII          52,641    20,949,887
   234     Accounts Payable to Associate Companies               XIII            -        2,274,100
   236     Taxes Accrued                                                    2,577,318     1,232,047
   237     Interest Accrued                                                      -             -
   238     Dividends Declared                                                    -             -
   241     Tax Collections Payable                                          3,175,117      (363,074)
   242     Miscellaneous Current and Accrued Liabilities         XIII          (4,667)         -
                                                                         ------------   -----------

                       Total Current and Accrued Liabilities               33,430,624    40,003,504

           DEFERRED CREDITS
   228     Accumulated Provisions for Pensions and Benefits                 8,424,032          -
   253     Other Deferred Credits                                          72,734,162       140,000
   255     Accumulated Deferred Investment Tax Credits                           -             -
                                                                         ------------   -----------

                                      Total Deferred Credits               81,158,194       140,000

   282     ACCUMULATED DEFERRED INCOME TAXES                                  287,899       112,511
           ---------------------------------


                   TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $115,615,845   $40,256,018
                                                                         ============   ===========




                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                     Schedule II - SERVICE COMPANY PROPERTY
                                               BALANCE AT               RETIREMENTS    OTHER      BALANCE
                                               BEGINNING                    OR        CHANGES     AT CLOSE
ACCOUNT           DESCRIPTION                   OF YEAR     ADDITIONS      SALES        (1)       OF YEAR
-------           -----------                   -------     ---------      -----        ---       -------

              SERVICE COMPANY PROPERTY
   301     Organization                        $     -     $      -         $  -        $  -     $      -
   303     Miscellaneous Intangible Plant            -            -            -           -            -
   304     Land and Land Rights                      -            -            -           -            -
   305     Structures and Improvements               -            -            -           -            -
   306     Leasehold Improvements                    -            -            -           -            -
   307     Equipment (2)                             -            -            -           -            -
   308     Office Furniture and Equipment       2,554,905      524,599         -           -       3,079,504
   309     Automobiles, Other Vehicles and
             Related Garage Equipment                -            -            -           -            -
   310     Aircraft and Airport Equipment            -            -            -           -            -
   311     Other Service Company Property (3)   6,388,688   14,818,835         -           -      21,207,523
                                              -----------  -----------      ------      ------   -----------

                                    Sub-Total   8,943,593   15,343,434         -           -      24,287,027

   107     Construction Work in Progress (4)   11,722,791    1,668,911         -           -      13,391,702
                                              -----------  -----------      ------      ------   -----------

                                        Total $20,666,384  $17,012,345      $  -        $  -     $37,678,729
                                              ===========  ===========      ======      ======   ===========


     NOTES

(1)  Provide an explanation of those changes considered material:               None

(2)  Subaccounts  are required for each class of  equipment  owned.  The Service
     Company shall provide a listing by subaccount of equipment additions during
     the year and the balance at the close of the year:                         None

(3)  Describe Other Service Company Property:
                                                                                      BALANCE
                                                                                      AT CLOSE
                                                     DESCRIPTION                      OF YEAR

                                                   Computer Software                 $21,207,523
                                                                                     $21,207,523

(4)     Describe Construction Work in Progress:                                       BALANCE
                                                                                      AT CLOSE
                                                     DESCRIPTION                      OF YEAR

                                                  Computer Software                  $13,391,702
                                                                                     $13,391,702




                                    Annual Report of Cinergy Services, Inc.
                                      For the Year Ended December 31, 1998

       Schedule III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                   BALANCE AT                                                        BALANCE
                                                    BEGINNING                                   OTHER CHANGES       AT CLOSE
ACCOUNT                   DESCRIPTION                OF YEAR    ADDITIONS      RETIREMENTS     ADD (DEDUCT) (1)      OF YEAR
-------                   -----------                -------    ---------      -----------     ----------------      -------
   301     Organization                               $   -       $   -            $   -           $    -          $      -
   303     Miscellaneous Intangible Plant                 -           -                -                -                 -
   304     Land and Land Rights                           -           -                -                -                 -
   305     Structures and Improvements                    -           -                -                -                 -
   306     Leasehold Improvements                         -           -                -                -                 -
   307     Equipment                                      -           -                -                -                 -
   308     Office Furniture and Equipment              458,247     363,917             -                -              822,164
   309     Automobiles, Other Vehicles and
             Related Garage Equipment                     -           -                -                -                 -
   310     Aircraft and Airport Equipment                 -           -                -                -                 -
   311     Other Service Company Property              645,102   2,768,017             -                   1         3,413,120
                                                    ----------  ----------         -------          --------        ----------

                                             Total  $1,103,349  $3,131,934         $   -            $      1        $4,235,284
                                                    ==========  ==========         =======          ========        ==========


     NOTES
(1)  Provide an explanation of those changes considered material: None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                            Schedule IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account  136,  "Temporary   Cash   Investments",   list  each   investment
     separately.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING              CLOSE
             DESCRIPTION                  OF YEAR              OF YEAR

Account 123 - Investments in Associate
                Companies
None

                              Total     $    -                $    -
                                        =========             =========

Account 124 - Other Investments

None

                              Total     $    -                $    -
                                        =========             =========

Account 136 - Temporary Cash Investments

None

                              Total     $    -                $    -
                                        =========             =========

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

            Schedule V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                        BALANCE AT              BALANCE AT
                                         BEGINNING                CLOSE
             DESCRIPTION                  OF YEAR                OF YEAR

Account 146 - Accounts Receivable
              from Associate Companies:

The Cincinnati Gas & Electric
  Company (CG&E)                        $      -               $ 8,323,592
PSI Energy, Inc. (PSI)                   12,095,900              8,509,459
PSI Energy Argentina, Inc.                    8,020                   -
Lawrenceburg Gas Company (Lawrenceburg)     114,693                 57,008
KO Transmission Company                          46                  4,344
The Union Light, Heat and Power
  Company (ULH&P)                         2,142,565              3,061,688
The West Harrison Gas and Electric
  Company (WHG&E)                             3,789                  2,277
Cinergy Corp. (Cinergy)                   5,168,702              9,385,733
                                        -----------            -----------

                           Total        $19,533,715            $29,344,101
                                        ===========            ===========

Analysis Of Convenience Or Accommodation Payments:

None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                 Schedule VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


           DESCRIPTION                    LABOR        EXPENSES         TOTAL

Account 152 - Fuel Stock Expenses
   Undistributed

None

                                Total     $    -         $    -         $    -
                                          ========       ========       ========

Summary:

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                   Schedule VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:         Report  the  amount of labor and  expenses  incurred  with respect to stores expense during the year and indicate amount attributable to each associate company.


         DESCRIPTION                       LABOR         EXPENSES        TOTAL

Account 163 - Stores Expense
  Undistributed

None

                                Total     $    -         $    -         $    -
                                          ========       ========       ========

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

            Schedule VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped, showing the number of items in each group.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING               CLOSE
             DESCRIPTION                  OF YEAR               OF YEAR

Account 174 - Miscellaneous Current
                    and Accrued Assets

None

                              Total     $     -               $     -
                                        =========             =========

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                   Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

                                        BALANCE AT        BALANCE AT
                                         BEGINNING           CLOSE
             DESCRIPTION                  OF YEAR           OF YEAR

Account 186 - Miscellaneous Deferred
                    Debits

Items Deferred Pending Investigation     $55,441         $   464,874

Intangible Asset Associated with
  Non-qualified Pension Plans               -              9,700,941
                                         -------         -----------

                              Total      $55,441         $10,165,815

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

        Schedule X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


             DESCRIPTION                             AMOUNT

Account 188 - Research, Development, or
              Demonstration Expenditures

None

                                         Total       $   -


                                         Annual Report of Cinergy Services, Inc.
                                          For the Year Ended December 31, 1998

                                            Schedule XI - PROPRIETARY CAPITAL

                                                  NUMBER             PAR OR
ACCOUNT                                          OF SHARES        STATED VALUE       OUTSTANDING CLOSE OF PERIOD
 NUMBER               CLASS OF STOCK            AUTHORIZED          PER SHARE      NO. OF SHARES      TOTAL AMOUNT
 ------               --------------            ----------          ---------      -------------      ------------

   201     Common Stock Issued                       100               $0.05              50                $3


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                      DESCRIPTION                 AMOUNT

   211     Miscellaneous Paid-In-Capital           None

   215     Appropriated Retained Earnings          None

                                         Total    $  -

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

                                                BALANCE                                             BALANCE
                                             AT BEGINNING    NET INCOME    DIVIDENDS               AT CLOSE
ACCOUNT              DESCRIPTION                OF YEAR       OR (LOSS)       PAID      OTHER (1)   OF YEAR
-------              -----------                -------       ---------       ----      -----       -------

   216     Unappropriated Retained Earnings        $ -            $ -           $ -     $739,125     $739,125

(1) Represents entries related to stock-based compensation plans of $1,532,825 and a $(793,700) adjustment for additional minimum pension liability recognized pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions.



                                         Annual Report of Cinergy Services, Inc.
                                          For the Year Ended December 31, 1998

                                              Schedule XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                    TERMS OF OBLIGATION                                BALANCE AT                          BALANCE
                                       CLASS & SERIES    DATE OF  INTEREST    AMOUNT   BEGINNING                  (1)     AT CLOSE
    NAME OF CREDITOR                   OF OBLIGATION    MATURITY    RATE   AUTHORIZED   OF YEAR    ADDITIONS   DEDUCTIONS  OF YEAR
    ----------------                   -------------    --------    ----   ----------   -------    ---------   ----------  -------

Account 223 - Advances from Associate
                  Companies:                    None

                              Total

Account 224 - Other Long-Term
                  Debt:                         None

                              Total



NOTES:
(1)  Give an explanation of deductions:     None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                 Schedule XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                               BALANCE AT           BALANCE AT
                                                BEGINNING              CLOSE
             DESCRIPTION                         OF YEAR              OF YEAR

Account 233 - Notes Payable to
              Associate Companies

CG&E                                           $10,758,000            $ 5,893
PSI                                             10,150,000              4,861
Cinergy                                             41,887             41,887
                                               -----------            -------

                              Total            $20,949,887            $52,641


Account 234 - Accounts Payable to
              Associate Companies

CG&E                                           $ 2,274,100            $  -
                                               -----------            -------

                              Total            $ 2,274,100            $  -


Account 242 - Miscellaneous Current and
              Accrued Liabilities

Bureau of Support Payments Withheld            $      -               $(5,817)
Wage Garnishments                                     -                   176
Helping Hands - Indiana Payroll Deductions            -                   974
                                               -----------            -------

                              Total            $      -               $(4,667)

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                  Schedule XIV - NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  Summary of Significant Accounting Policies

(a) Nature of Operations Cinergy Corp., a Delaware corporation ("Cinergy"), is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Cinergy was created in the October 1994 merger of The Cincinnati Gas & Electric Company ("CG&E") and PSI Resources, Inc. Cinergy Services, Inc. ("Services") is a wholly-owned subsidiary of Cinergy. Cinergy's other wholly-owned subsidiaries are CG&E, PSI Energy, Inc. (PSI), Cinergy Investments, Inc., and Cinergy Global Resources.

Services, a Delaware corporation, is the service company for the Cinergy system, providing member companies with a variety of administrative, management, and support services.

(b) Presentation The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Federal and State Income Taxes Under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement 109"), deferred tax assets and liabilities are recognized for the income tax consequences of transactions treated differently for financial reporting and tax return purposes, measured on the basis of statutory tax rates.

(d) Regulation Services is subject to regulation by the Securities and Exchange Commission ("SEC") under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(e) Service Company Property Service company property and equipment, including any interest capitalized during construction, are recorded at cost.

(f) Depreciation Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 1998 was 12.3% and for 1997 was 11.8%. Software is amortized over a five-year period at an annual rate of 20%.

(g) Income and Expenses Services provided to affiliated companies are provided at cost. The costs of services are determined on a direct charge basis to the extent practicable. Indirect costs are charged using the ratios defined in the service agreements between Services and the client companies. (See "Methods of Allocation" on pages 45-47.)

2.  Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 50 shares outstanding at December 31, 1998. All of Services' outstanding common stock is held by Cinergy.

3.  Notes Payable to Associate Companies

To better manage cash and working capital requirements, Cinergy's utility subsidiaries and Services participate in a money pooling arrangement. Under this arrangement, Cinergy system companies with surplus short-term funds, whether from internal or external sources, provide short-term loans to other system companies at rates that reflect (1) the actual costs of the external borrowing and/or (2) the costs of the internal funds which are set at the 30-day Federal Reserve "AA" industrial commercial paper rate. The SEC's approval of the money pool, pursuant to the PUHCA, extends through December 31, 2002.

4.  Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements covering various facilities and properties, including computer, communications, and transportation equipment and office space. Total rental payments on operating leases for each of the past two years were as follows:

                                      1998       1997
                                       (in millions)
      Cinergy and subsidiaries        $42        $36

Future minimum lease payments required under operating leases with remaining, non-cancelable lease terms in excess of one year as of December 31, 1998, are as follows:

                    Cinergy and
                    Subsidiaries
                   (in millions)

     1999               $ 38
     2000                 31
     2001                 22
     2002                 14
     2003                 10
     After 2003           36
                        ----
                        $151

5.  Pension and Other Postretirement Benefits

Cinergy's defined benefit pension plans, of which Services is a participant, cover substantially all United States ("US") employees meeting certain minimum age and service requirements. Plan benefits are determined under a final average pay formula with consideration of years of participation, age at retirement, and the applicable average Social Security wage base or benefit amount.

Effective January 1, 1998, Cinergy reconfigured its defined benefit pension plans. The reconfigured plans cover the same employees as the previous plans and established a uniform final average pay formula for all employees. The reconfiguration of the pension plans did not have a significant impact on Cinergy's financial condition or results of operations.

Cinergy's pension plan funding policy for US employees is to contribute annually an amount which is not less than the minimum amount required by the Employee Retirement Income Security Act of 1974 and not more than the maximum amount deductible for income tax purposes. The pension plans' assets consist of investments in equity and fixed income securities.

Cinergy, including Services, provides certain health care and life insurance benefits to retired US employees and their eligible dependents, if the retiree has met minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments. Prior to January 1, 1997, CG&E and PSI employees were covered under separate plans. Effective January 1, 1997, all Cinergy active US employees are eligible to receive essentially the same postretirement health care benefits. Certain classes of employees, based on age, as well as all retirees, have been grandfathered under benefit provisions in place prior to January 1, 1997. CG&E does not pre-fund its obligations for these postretirement benefits. PSI is pre-funding its obligations as authorized by the IURC.

Cinergy's  benefit  plans'  cost  for  1998  and  1997  included  the  following components:
                                                               Other
                                      Pension              Postretirement
                                      Benefits                Benefits
                                   1998     1997           1998      1997
                                               (in millions)

Service cost                      $21.8    $19.8          $ 4.1     $ 3.1
Interest cost                      71.6     67.8           16.1      16.3
Expected return on plans'
  assets                          (66.9)   (62.8)            -         -
Amortization of transition
  obligation/(asset)               (1.3)    (1.3)           5.0       5.0
Amortization of prior service
  cost                              4.4      4.4             -         -
Recognized actuarial loss            -       (.3)            .4        .3
                                  -----    -----          -----     -----
Net periodic benefit cost         $29.6    $27.6          $25.6     $24.7

                                                               Other
                                      Pension              Postretirement
                                      Benefits                Benefits
                                   1998     1997           1998      1997
                                   ----     ----           ----      ----
Actuarial Assumptions:
  Discount rate                    6.75%    7.5%           6.75%     7.5%
  Rate of future compensation
    increase                       3.75%    4.5%           n/a       n/a

  Rate of return on plans' assets  9.00%    9.0%           n/a       n/a

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5% for 2004 and remain at that level thereafter.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1998, and a statement of the funded status as of December 31 of both years.


                                                                       Other
                                               Pension             Postretirement
                                               Benefits               Benefits
                                            1998       1997         1998      1997
                                                         (in millions)

Change in benefit obligation

  Benefit obligation at beginning of
    period                                 $960.3   $ 877.4       $221.9    $ 211.0

Service cost                                 21.8      19.8          4.1        3.1
Interest cost                                71.6      67.8         16.1       16.3
Amendments                                    1.0        -            -          -
Actuarial gain                               53.6      65.4         17.4        3.7
Benefits paid                               (56.2)    (70.1)       (13.0)     (12.2)
                                          -------   -------       ------    -------

Benefit obligation at end of period       1 052.1     960.3        246.5      221.9
                                          -------   -------       ------    -------

Change in plan assets

Fair value of plan assets at beginning
  of period                                 888.1     764.1           -          -
Actual return on plan assets                  9.9     186.6           -          -
Employer contribution                        23.5       7.5         13.0       12.2
Benefits paid                               (56.2)    (70.1)       (13.0)     (12.2)
                                          -------   -------      -------    -------

Fair value of plan assets at end
  of period                                 865.3     888.1           -          -
                                          -------   -------      -------    -------

Funded status                              (186.8)    (72.2)      (246.5)    (221.9)

Unrecognized prior service cost              43.3      46.6           -          -
Unrecognized net actuarial (gain)/loss      (24.1)   (134.6)        40.3       22.6
Unrecognized net plan assets                 (7.1)     (8.5)        65.8       70.9
                                          -------   -------      -------    -------

Accrued benefit cost at December 31       $(174.7)  $(168.7)     $(140.4)   $(128.4)


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                           1-Percentage-     1-Percentage-
                                          Point Increase    Point Decrease
                                                    (in millions)
Effect on total of service and interest
  cost components                             $ 2.8             $(2.4)
Effect on postretirement benefit
  obligation                                   26.7             (23.7)

In addition, Cinergy sponsors non-qualified pension plans that cover officers, certain other key employees, and non-employee directors. Cinergy's non-qualified pension plans are not currently funded. Cinergy may begin to fund certain of these plans through a rabbi trust in 1999.

The pension benefit obligations and pension expense under these plans were:

                                     1998         1997
                                       (in millions)
      Pension benefit obligations    $31.4        $24.6
      Pension expense                  4.5          4.1

6.  Income Taxes

Services' net deferred income tax asset at December 31, 1998, and 1997, is as follows:

                                            1998           1997
                                            ----           ----
Deferred Income Tax Liability           $   287,899      $112,511

Deferred Income Tax Asset
  Accrued pension and other
    benefit costs                        27,467,792       763,671
  Other                                     132,318          -
                                        -----------      --------
                                         27,600,110       763,671

Net Deferred Income Tax Asset           $27,312,211      $651,160

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 1998. The current tax liability is allocated among the members of the group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

                                            1998           1997
                                            ----           ----
Current Income Taxes
  Federal                               $ 5,774,520      $   -
  State                                   1,768,698          -
                                        -----------      --------
        Total current income taxes        7,543,218          -

Deferred Income Taxes
  Federal
    Pension and other benefit costs      (6,348,836)         -
  State
    Pension and other benefit costs      (1,529,396)         -
        Total deferred income taxes      (7,878,232)         -

Total Income Taxes                      $  (335,014)     $   -

7.  Net Income

The net income for the year ended December 31, 1997, represents the assignment of expenses not assigned at December 31, 1996.


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                   Schedule XV - COMPARATIVE INCOME STATEMENTS

                                                               December 31
ACCOUNT                 DESCRIPTION                        1998          1997
-------                 -----------                        ----          ----

          INCOME:
  457     Services Rendered to Associate Companies     $412,408,919  $483,823,472
  458     Services Rendered to Nonassociate Companies          -             -
  415     Jobbing and Contract Work                            -             -
  419     Other Interest Income                             424,175        34,030
                                                       ------------  ------------
                                        Total Income    412,833,094   483,857,502


          EXPENSES:
  920     Salaries and Wages                            191,505,681   211,064,421
  921     Office Supplies and Expenses                   65,215,253    62,784,790
  922     Administrative Expenses Transferred - Credit     (791,816)     (838,673)
  923     Outside Services Employed                      30,942,281    37,360,393
  924     Property Insurance                                383,853     1,668,240
  925     Injuries and Damages                              (84,490)     (191,042)
  926     Employee Pensions and Benefits                 39,159,153    72,739,966
  928     Regulatory Commission Expense                     999,353     1,843,674
 930.1    General Advertising Expenses                      382,271        53,159
 930.2    Miscellaneous General Expenses                 38,390,762    33,048,682
  931     Rents                                          26,090,822    43,526,355
  932     Maintenance of Structures and Equipment         5,054,406     5,678,703
403,404   Depreciation and Amortization Expense           3,131,934       920,170
  408     Taxes Other Than Income Taxes                  11,869,493    12,846,806
  409     Income Taxes                                    7,543,218          -
  410     Provision for Deferred Income Taxes               (11,158)         -
  411     Provision for Deferred Income Taxes - Credit   (7,867,074)         -
 411.5    Investment Tax Credit                                -             -
  421     Miscellaneous Income or Loss                         -           (7,888)
 426.1    Donations                                            -             -
 426.5    Other Deductions                                     -             -
  427     Interest on Long-term Debt                           -             -
  430     Interest on Debt to Associate Companies         1,073,253     1,723,197
  431     Other Interest Expense                           (154,101)     (363,454)
                                                       ------------  ------------
                                   Total Expense        412,833,094   483,857,499

                                   NET INCOME          $          0  $          3
                                                       ============  ============



                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457

                                                   DIRECT       INDIRECT   COMPENSATION
                                                   COSTS         COSTS        FOR USE        TOTAL
                                                  CHARGED       CHARGED     OF CAPITAL      AMOUNT
        NAME OF ASSOCIATE COMPANY                  457-1         457-2         457-3        BILLED

   PSI Energy, Inc.                            $108,685,365  $ 73,853,667    $ 254,166   $182,793,198
   PSI Energy Argentina, Inc.                         1,161         6,322         -             7,483
   Cinergy Investments, Inc.                      3,264,507       648,926        3,163      3,916,596
   Cinergy Capital & Trading, Inc.                3,243,789       403,337        1,581      3,648,707
   PSI Argentina, Inc.                                 -             -              56             56
   The Cincinnati Gas & Electric Company         92,160,391    89,920,713      265,462    182,346,566
   Enertech Associates, Inc.                        122,738         2,853          565        126,156
   Lawrenceburg Gas Company                         182,623       431,770          791        615,184
   KO Transmission Company                           23,829           240         -            24,069
   Miami Power Corporation                            5,504            33         -             5,537
   The Union Light, Heat and Power Company       10,927,252    13,133,259       29,935     24,090,446
   The West Harrison Gas and Electric Company         9,364        15,225           56         24,645
   Tri-State Improvement Company                     38,703         6,658         -            45,361
   Cinergy Resources, Inc.                          335,076       402,120          960        738,156
   Cinergy Corp.                                  2,112,901       334,114        1,243      2,448,258
   Cinergy Technology, Inc.                         275,385        83,723          395        359,503
   Cinergy UK, Inc.                               1,156,147       284,194        1,356      1,441,697
   Cinergy Solutions, Inc.                        6,631,774     1,119,098        4,914      7,755,786
   Cinergy Communications, Inc.                     924,193        20,182          113        944,488
   Cinergy Engineering, Inc.                         14,000         6,398         -            20,398
   Cinergy Global Power, Inc.                       773,875        14,589         -           788,464
   Cinergy Supply Network, Inc.                     197,412             8         -           197,420
   Cinergy Global Resources, Inc.                    70,605            83           57         70,745
                                               ------------  ------------    ---------   ------------

                                  TOTAL        $231,156,594  $180,687,512    $ 564,813   $412,408,919
                                               ============  ============    =========   ============




                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458


Instructions:  Provide a brief description of the services rendered to each nonassociate company.

                                  DIRECT     INDIRECT    COMPENSATION                EXCESS
                                  COSTS       COSTS         FOR USE                    OR         TOTAL
                                 CHARGED     CHARGED      OF CAPITAL      TOTAL    DEFICIENCY     AMOUNT
  NAME OF NONASSOCIATE COMPANY    458-1       458-2          458-3         COST       458-4       BILLED
                                  -----       -----          -----         ----       -----       ------

None








                        TOTAL    $   -       $   -          $   -        $   -      $   -        $   -
                                 =======     =======        =======      =======    =======      =======






                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

 Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:  Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                              Associate Company Charges          Nonassociate Company Charge
                                       ---------------------------------------   ---------------------------
                                          Direct       Indirect                   Direct   Indirect
Account  Description Of Items              Cost          Cost          Total       Cost      Cost     Total
-------  --------------------             ------       --------        -----       -----   -------    -----

920      Salaries and Wages            $116,093,062  $ 75,412,619   $191,505,681   $ -      $ -       $ -
921      Office Supplies and Expenses    37,082,897    28,132,356     65,215,253     -        -         -
922      Administrative Expense
           Transferred - Credit            (573,540)     (218,276)      (791,816)    -        -         -
923      Outside Services Employed        8,217,798    22,724,483     30,942,281     -        -         -
924      Property Insurance                 383,853          -           383,853     -        -         -
925      Injuries and Damages               (97,661)       13,171        (84,490)    -        -         -
926      Employee Pensions and Benefits  21,973,705    17,185,448     39,159,153     -        -         -
928      Regulatory Commission Expense      824,601       174,752        999,353     -        -         -
930.1    General Advertising Expenses       382,271          -           382,271     -        -         -
930.2    Miscellaneous General Expenses  34,192,248     4,198,514     38,390,762     -        -         -
931      Rents                            4,450,165    21,640,657     26,090,822     -        -         -
932      Maintenance of Structures
           and Equipment                  2,651,358     2,403,048      5,054,406     -        -         -
403,404  Depreciation and Amortization
           Expense                          439,700     2,692,234      3,131,934     -        -         -
408      Taxes Other Than Income Taxes    7,022,914     4,846,579     11,869,493     -        -         -
409      Income Taxes                          -        7,543,218      7,543,218     -        -         -
410      Provision for Deferred Income
           Taxes                               -          (11,158)       (11,158)    -        -         -
411      Provision for Deferred Income
           Taxes - Credit                      -       (7,867,074)    (7,867,074)    -        -         -
411.5    Investment Tax Credit                 -             -              -        -        -         -
421      Miscellaneous Income or Loss          -             -              -        -        -         -
426.1    Donations                             -             -              -        -        -         -
426.5    Other Deductions                      -             -              -        -        -         -
427      Interest on Long-term Debt            -             -              -        -        -         -
430      Interest on Debt to Associate
           Companies                           -        1,073,253      1,073,253     -        -         -
431      Other Interest Expense             104,676      (258,777)      (154,101)    -        -         -
                                       ------------  ------------   ------------   ----     ----      ----
           Total Expense               $233,148,047  $179,685,047   $412,833,094   $ -      $ -       $ -




                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                               Total Charges for Service
                                         ----------------------------------------
                                               Direct      Indirect
Account  Description Of Items                   Cost         Cost          Total
-------  --------------------                   ----         ----          -----

920      Salaries and Wages                $116,093,062  $ 75,412,619   $191,505,681
921      Office Supplies and Expenses        37,082,897    28,132,356     65,215,253
922      Administrative Expense
           Transferred - Credit                (573,540)     (218,276)      (791,816)
923      Outside Services Employed            8,217,798    22,724,483     30,942,281
924      Property Insurance                     383,853          -           383,853
925      Injuries and Damages                   (97,661)       13,171        (84,490)
926      Employee Pensions and Benefits      21,973,705    17,185,448     39,159,153
928      Regulatory Commission Expense          824,601       174,752        999,353
930.1    General Advertising Expenses           382,271          -           382,271
930.2    Miscellaneous General Expenses      34,192,248     4,198,514     38,390,762
931      Rents                                4,450,165    21,640,657     26,090,822
932      Maintenance of Structures
           and Equipment                      2,651,358     2,403,048      5,054,406
403,404  Depreciation and Amortization
           Expense                              439,700     2,692,234      3,131,934
408      Taxes Other Than Income Taxes        7,022,914     4,846,579     11,869,493
409      Income Taxes                              -        7,543,218      7,543,218
410      Provision for Deferred Income
           Taxes                                   -          (11,158)       (11,158)
411      Provision for Deferred Income
           Taxes - Credit                          -       (7,867,074)    (7,867,074
411.5    Investment Tax Credit                     -             -              -
421      Miscellaneous Income or Loss              -             -              -
426.1    Donations                                 -             -              -
426.5    Other Deductions                          -             -              -
427      Interest on Long-term Debt                -             -              -
430      Interest on Debt to Associate
           Companies                               -        1,073,253      1,073,253
431      Other Interest Expense                 104,676      (258,777)      (154,101)
                                            ------------  ------------   ------------
           Total Expense                   $233,148,047  $179,685,047   $412,833,094



                                            Annual Report of Cinergy Services, Inc.
                                             For the Year Ended December 31, 1998

                   Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))


                                            ---------------------------------DEPARTMENT OR SERVICE FUNCTION-------------------------

                                   TOTAL              INFORMATION   METERS AND  ELEC. SYSTEM  INTERNAL    ELEC. TRANS.
ACCOUNT  DESCRIPTION OF ITEMS     AMOUNT    OVERHEAD   SYSTEMS   TRANSPORTATION MAINTENANCE   AUDITING   & DISTRIBUTION  ACCOUNTING

  920    Salaries and Wages   $191,505,681  $     -   $16,712,674  $12,141,600    $657,655   $1,329,523   $19,812,131   $ 9,634,895
  921    Office Supplies and
           Expenses             65,215,253        -    10,518,455    1,965,981      66,769      318,834     1,195,512     4,810,260
  922    Administrative Expense
           Transferred - Credit   (791,816)       -       (47,481)     (15,468)       -             (68)     (136,522)      (16,229)
  923    Outside Services
           Employed             30,942,281        -    15,561,204       81,881        -          10,000        16,265     3,001,559
  924    Property Insurance        383,853        -          -         376,947        -            -             -         (220,757)
  925    Injuries and Damages      (84,490)       -          -            -           -            -             -              (25)
  926    Employee Pensions and
           Benefits             39,159,153        -     4,084,950    1,883,312     141,737      324,730     2,844,142     2,024,537
  928    Regulatory Commission
           Expense                 999,353        -          -            -           -            -             -           61,000
 930.1   General Advertising
           Expenses                382,271        -         7,794         -           -            -             -             -
 930.2   Miscellaneous General
           Expenses             38,390,762        -     1,773,598      320,595         812         -          591,615         7,181
  931    Rents                  26,090,822        -    13,966,782      (47,756)       -            -           26,227     6,266,605
  932    Maintenance of Structures
           and Equipment         5,054,406        -     2,994,184          960         828         -            1,070        (8,343)
403,404  Depreciation and
           Amortization Expense  3,131,934   3,131,934       -            -           -            -             -             -
  408    Taxes Other Than
           Income Taxes         11,869,493        -     1,130,418      547,111      42,779       92,589       856,136       669,519
  409    Income Taxes            7,543,218   7,543,218       -            -           -            -             -             -
  410    Provision for Deferred
           Income Taxes            (11,158)    (11,158)      -            -           -            -             -             -
  411    Provision for Deferred
           Income Taxes-Credit  (7,867,074) (7,867,074)      -            -           -            -             -             -
 411.5   Investment Tax Credit        -           -          -            -           -            -             -             -
  421    Miscellaneous Income or
           Loss                       -           -          -            -           -            -             -             -
 426.1   Donations                    -           -          -            -           -            -             -             -
 426.5   Other Deductions             -           -          -            -           -            -             -             -
  427    Interest on Long-term
           Debt                       -           -          -            -           -            -             -             -
  430    Interest on Debt to
           Associate Companies   1,073,253   1,073,253       -            -           -            -             -             -
  431    Other Interest Expense   (154,101)   (154,101)      -            -           -            -             -             -
                              ------------  ---------- -----------  -----------    --------    ----------   -----------   ----------

               Total Expenses $412,833,094  $3,716,072 $66,702,578  $17,255,163    $910,580  $2,075,608   $25,206,576  $26,230,202
                              ============  ========== ===========  ===========    ========  ==========   ===========  ===========



                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))



                                 -------------------------------DEPARTMENT OR SERVICE FUNCTION--------------------------------------
                                   HUMAN      MATERIALS                 MARKETING &  ENVIRONMENTAL  PUBLIC   POWER ENG. &  INVESTOR
ACCOUNT   DESCRIPTION OF ITEMS   RESOURCES   MANAGEMENT  FACILITIES  CUST. RELATIONS    AFFAIRS     AFFAIRS  CONSTRUCTION  RELATIONS

  920    Salaries and Wages     $16,540,505 $ 9,463,955 $ 3,489,071    $26,289,347    $1,656,093  $1,925,636  $23,093,783 $  592,694
  921    Office Supplies and
           Expenses               2,233,602   1,964,687   4,234,649      6,516,147     3,468,205   1,220,190    2,451,673    222,190
  922    Administrative Expense
           Transferred - Credit      (5,684)     (2,114)       -           (27,384)         -           -        (460,464)      -
  923    Outside Services
           Employed                 614,008     475,501       4,679      3,012,183        22,050     171,679      337,021    541,414
  924    Property Insurance            -        153,888        -            67,599          -           -            -          -
  925    Injuries and Damages          -           -           -              -             -           -         253,361       -
  926    Employee Pensions and
           Benefits               2,982,422   1,571,313   1,200,954      6,287,284       584,623     522,973    3,482,195    163,276
  928    Regulatory Commission
           Expense                     -           -           -              -             -           -            -          -
 930.1   General Advertising
           Expenses                    -           -           -              -             -           -            -          -
 930.2   Miscellaneous General
           Expenses               1,872,309      45,079     216,627      5,354,708       (83,407)    811,894      550,760    306,981
  931    Rents                        1,958        -        856,729         11,144          -         80,600         -         2,346
  932    Maintenance of Structures
           and Equipment                  7        -      2,056,486           -             -          3,930          963       -
403,404  Depreciation and
           Amortization Expense        -           -           -              -             -           -            -          -
  408    Taxes other Than Income
           Taxes                    715,186     472,438     348,052      1,914,809       198,163     149,805    1,012,411     45,271
  409    Income Taxes                  -           -           -              -             -           -            -          -
  410    Provision for Deferred
           Income Taxes                -           -           -              -             -           -            -          -
  411    Provision for Deferred
           Income Taxes - Credit       -           -           -              -             -           -            -          -
 411.5   Investment Tax Credit         -           -           -              -             -           -            -          -
  421    Miscellaneous Income
           or Loss                     -           -           -              -             -           -            -          -
 426.1   Donations                     -           -           -              -             -           -            -          -
 426.5   Other Deductions              -           -           -              -             -           -            -          -
  427    Interest on Long-term
           Debt                        -           -           -              -             -           -            -          -
  430    Interest on Debt to
           Associate Companies         -           -           -              -             -           -            -          -
  431    Other Interest Expense        -           -           -              -             -           -            -          -
                                ----------- ----------- ----------     -----------    ----------  ----------  ----------- ---------

                Total Expenses  $24,954,313 $14,144,747 $12,407,247    $49,425,837    $5,845,727  $4,886,707  $30,721,703 $1,874,172
                                =========== =========== ===========    ===========     ========== ==========  =========== ==========




                                            Annual Report of Cinergy Services, Inc.

                                             For the Year Ended December 31, 1998

                      Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))

                                -------------------------------------DEPARTMENT OR SERVICE FUNCTION---------------------------------
                                                                                                                            POWER
ACCOUNT   DESCRIPTION OF ITEMS     LEGAL        RATES      FINANCE   RIGHT OF WAY     FUELS     PLANNING    EXECUTIVE      PLANNING

  920    Salaries and Wages     $ 6,186,899  $1,723,624  $ 5,728,020  $  795,409  $1,277,573  $  686,792   $17,509,631  $14,258,171
  921    Office Supplies and
           Expenses               1,814,502     170,473    3,123,673     195,567      60,717     241,199     4,805,196   13,616,772
  922    Administrative Expense
           Transferred - Credit        -           -          (5,614)       (176)       (142)       (915)      (56,396)     (17,159)
  923    Outside Services
           Employed               1,851,320       2,324      803,258      37,050     268,008     235,462     3,397,701      497,714
  924    Property Insurance            -           -            -           -           -           -            6,176         -
  925    Injuries and Damages           682        -        (339,042)       -           -           -             -             534
  926    Employee Pensions and
           Benefits               1,449,925     449,942    1,322,737     272,434     320,957     162,831     3,140,547    3,941,332
  928    Regulatory Commission
           Expense                  229,005     709,348         -           -           -           -             -            -
 930.1   General Advertising
           Expenses                    -           -            -           -           -           -           24,477      350,000
 930.2   Miscellaneous General
           Expenses               1,624,022        -       1,306,221       1,934      16,234         909     1,222,881   22,449,809
  931    Rents                      336,885      11,492      148,880   3,889,284        -          9,516        87,671      442,459
  932    Maintenance of Structures
           and Equipment              3,489         -           -           -           -           -               75          757
403,404  Depreciation and
           Amortization Expense        -            -           -           -           -           -              -           -
  408    Taxes Other Than Income
           Taxes                    423,012      129,727     450,316      80,043      91,427      52,705      1,139,122   1,308,454
  409    Income Taxes                  -            -           -           -           -           -              -           -
  410    Provision for Deferred
           Income Taxes                -            -           -           -           -           -              -           -
  411    Provision for Deferred
           Income Taxes - Credit       -            -           -           -           -           -              -           -
 411.5   Investment Tax Credit         -            -           -           -           -           -              -           -
  421    Miscellaneous Income or
           Loss                        -            -           -           -           -           -              -           -
 426.1   Donations                     -            -           -           -           -           -              -           -
 426.5   Other Deductions              -            -           -           -           -           -              -           -
  427    Interest on Long-term
           Debt                        -            -           -           -           -           -              -           -
  430    Interest on Debt to
           Associate Companies         -            -           -           -           -           -              -           -
  431    Other Interest Expense        -            -           -           -           -           -              -           -
                                -----------   ---------- -----------  ----------  ----------  ----------    ----------- -----------

               Total Expenses   $13,919,741   $3,196,930 $12,538,449  $5,271,545  $2,034,774  $1,388,499    $31,277,081 $56,848,843
                                ===========   ========== ===========  ==========  ==========  ==========    =========== ===========



                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920


                                     ----------- DEPARTMENTAL SALARY EXPENSE -----------
         NAME OF DEPARTMENT                         --- INCLUDED IN AMOUNTS BILLED TO --     NUMBER OF
     INDICATE EACH DEPARTMENT            TOTAL       PARENT        OTHER         NON-        PERSONNEL
        OR SERVICE FUNCTION             AMOUNT      COMPANY     ASSOCIATES    ASSOCIATES    END OF YEAR
        -------------------             ------      -------     ----------    ----------    -----------
Information Systems                 $ 16,712,674  $      727   $ 16,711,947     $  -                300
Meters and Transportation             12,141,600         613     12,140,987        -                203
Electric System Maintenance              657,655        -           657,655        -                  9
Marketing and Customer Relations      26,289,347        -        26,289,347        -                535
Electric Transmission and
  Distribution Engineering
  and Construction                    19,812,131        -        19,812,131        -                287
Power Engineering and Construction    23,093,783          75     23,093,708        -                329
Human Resources                       16,540,505      14,706     16,525,799        -                123
Materials Management                   9,463,955        -         9,463,955        -                137
Facilities                             3,489,071       2,369      3,486,702        -                 84
Accounting                             9,634,895        (580)     9,635,475        -                160
Power Planning                        14,258,171       4,145     14,254,026        -                208
Public Affairs                         1,925,636       4,036      1,921,600        -                 63
Legal                                  6,186,899     316,247      5,870,652        -                 70
Rates                                  1,723,624        -         1,723,624        -                 26
Finance                                5,728,020     612,559      5,115,461        -                 95
Right of Way                             795,409        -           795,409        -                 15
Internal Auditing                      1,329,523        -         1,329,523        -                 21
Environmental Affairs                  1,656,093       7,810      1,648,283        -                 37
Fuels                                  1,277,573        -         1,277,573        -                 17
Investor Relations                       592,694        -           592,694        -                 11
Planning                                 686,792       1,379        685,413        -                 20
Executive                             17,509,631     255,056     17,254,575        -                 98
                                    ------------  ----------   ------------     -------           -----

                        TOTAL
                                    $191,505,681  $1,219,142   $190,286,539     $  -              2,848
                                    ============  ==========   ============     =======           =====


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                  AMOUNT

Auditing Services:
Arthur Andersen LLP                        Audit of Cinergy and subsidiaries Consolidated
                                             Financial Statements; audit of the financial
                                             statements of Cinergy's or its subsidiaries
                                             deferred compensation and stock plans; audit of
                                             fuel cost recovery clauses; research and consultation
                                             on various accounting and tax matters; and assistance
                                             in the analysis and resolution of miscellaneous
                                             accounting issues                                   $1,342,353
                                                                                                 ----------
                                                                                                  1,342,353


Legal Services:
Baker & Daniels                            Regulatory and Benefits Matters                          124,597
Bracewell & Patterson                      Legal Services                                           126,692
Chadbourke & Parke                         Legal Services                                           104,571
Latham & Watkins                           Ozone Issues Consulting                                  129,260
McDermott, Will & Emery                    Legal Issues                                             160,512
Oppenheimer, Wolf & Donnelly               Legal Services                                           102,580
Skadden, Arps, Slate, Meagher              Litigation; Wholesale Power Sales; Trigen; General
  & Flom, LLP                                Corporate Advice and Regulatory Issues                 238,888
                                                                                                  ---------
                                                                                                    987,100






                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                   AMOUNT


Other Services
Alexander & Associates                     Machine & Tool Design                                    233,114
Alternative Resources Corp.                Information Technology Consulting                        203,382
Analysts International Corp.               Contract Programming                                     120,960
Applied Psychological Techniques           Benchmarking Survey & Analysis                           162,187
Aragon Consulting Group                    Market Research Services                                 141,834
Barr Devlin Associates Inc.                Financial Advisory Services                              100,781
Bates USA                                  Advertising, Marketing Services                          298,327
Bonforte Company                           Strategic Planning Consultants                           219,527
Ciber                                      Information Technology Consulting                        778,163
Client Server Associates, Inc.             Information Technology Consulting                        152,213
Computer Associates                        Information Technology Consulting                        681,469
Coopers & Lybrand                          Capital Investment Planning                              243,732
CSC Consulting                             Information Technology Consulting                      2,767,046
Eclipse Consulting, Inc.                   Information Technology Consulting                        193,159
Edu-Tech Industries                        Strategic Training Program                               564,200
Entex Information Services                 Information Technology Consulting                        346,652
Heidrick & Struggles, Inc.                 Executive Search Consultants                             232,684
Hewitt Associates LLC                      Benefits Consulting & Administration                   1,856,610
Howard Systems International               Information Technology Consulting                        267,865
Hybrid Consulting Group LTD                Marketing/Trading Consulting                             428,154
Indus International Inc.                   Contract Programming                                     230,570
Infotech Consulting, Inc.                  Information Technology Consulting                        980,929
Laurits R. Christensen Assoc.              Genco & Billing Consulting                               140,983
McKinsey & Company, Inc.                   Management Consulting                                  1,712,650
Metro Information Services                 Information Technology Consulting                        113,032
Nitin Nohria                               Strategic Planning Consultant                            151,046
The Northbridge Group                      Forecasting & Valuation Consulting                       650,439
Peoplesoft, Inc.                           Contract Programming                                     189,210
Price Waterhouse LLP                       Financial Services                                       748,339







                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

       FROM WHOM PURCHASED 1/                         DESCRIPTION                                   AMOUNT

Other Services (Continued):

Professional Computer Consultants, Inc.    Information Technology Consulting                        666,503
Richard's Consulting, Inc.                 Information Technology Consulting                        617,758
Software Synergy Inc.                      Information Technology Consulting                        146,926
Strategic Marketing & Research, Inc.       Market Research Services                                 242,435
Sybase, Inc.                               Information Technology Consulting                        175,376
Towers Perrin                              Financial Services                                       125,141
Utilities International                    Information Technology &
                                             Programming Consultants                              2,350,521
Valcom, Inc.                               Information Technology                                   285,226
Other _2/                                                                                         9,093,685
                                                                                                 28,612,828

    Total Outside Services                                                                      $30,942,281

(1)  All  companies  from  which  Services   purchased   outside  services  were
     non-associated companies, unless otherwise noted.

(2) Outside services performed that did not meet the $100,000 amount are totaled in this line item.

                Annual Report of Cinergy Services, Inc. For the
                          Year Ended December 31, 1998

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                                DESCRIPTION                       AMOUNT

                  Pension                                      $13,337,608

                  Medical/Dental insurance                      16,423,349

                  401(k) contributions                           3,958,990

                  Life insurance                                 1,965,789

                  Others                                         3,473,417

                                                        TOTAL  $39,159,153

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amounts included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



        DESCRIPTION                      NAME OF PAYEE              AMOUNT

Advertising Fees -
  Customer Education               Bates USA                      $ 24,477
                                   Others                            7,794

  Promotional Items                Rainbow Energy Marketing        350,000


                         TOTAL                                    $382,271

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2


INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.



                      DESCRIPTION                                      AMOUNT

     Company Membership Fees and Dues                                 2,235,614

     Miscellaneous Materials and Supplies Purchased                      20,955

     Customer Incentive/Rebates - Demand-side Management                106,131

     Directors' Fees                                                  1,321,966

     Advertising                                                        670,308

     Customer Records and Collections                                 3,890,014

     Technical, General, Computer and Engineering Services              370,392

     Labor, Materials and Supplies                                    7,324,468

     Miscellaneous Stores and Transportation Expenses                21,371,519

     Other Miscellaneous Items                                        1,079,395

                                            TOTAL                   $38,390,762

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                               RENTS - ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.



              TYPE OF PROPERTY                                         AMOUNT

     Computer Equipment Rent                                        $14,723,355

     Facilities Rent                                                 11,311,830

     Operating and Work Equipment Rent                                   55,637

                                                     TOTAL          $26,090,822

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408


INSTRUCTIONS:  Provide an  analysis  of Account  408,  "Taxes  Other Than Income
     Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



              KIND OF TAX                                               AMOUNT

Other Than U.S. Government Taxes:

      Ohio Property Tax                                             $    53,253
      Delaware Franchise Tax                                                 50
      Kentucky License Tax                                                  285
      Pennsylvania Franchise Tax                                            600
      Washington D.C. Franchise Tax                                       1,350
      Indiana Property Tax                                                  456
      California Property Tax                                               327
      New Jersey Corporation Tax                                            175
      Miscellaneous General Tax                                           1,194
      State Unemployment                                                437,038
                                                                     ----------

                                                 Sub-total              494,728

U.S. Government Taxes:

      Social Security Taxes                                          11,162,153
      Federal Unemployment                                              212,612

                                                 Sub-total           11,374,765

                                                     TOTAL          $11,869,493

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                            DONATIONS - ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



       NAME OF RECIPIENT               PURPOSE OF DONATION              AMOUNT

None






                             TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                        OTHER DEDUCTIONS - ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other
     Deductions", classifying such expenses according to their nature.



       DESCRIPTION                     NAME OF PAYEE                    AMOUNT

None






                             TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                 Schedule XVIII - NOTES TO STATEMENTS OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


     See Schedule XIV - Notes to Financial Statements.

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                     Schedule XIX - FINANCIAL DATA SCHEDULE

ITEM NO.             CAPTION HEADING

 1              Net Service Company Property                   $ 33,443,445
 2              Total Investments                                      -
 3              Total Current and Accrued Assets                 44,320,546
 4              Total Deferred Debits                            37,851,854
 5              Balancing Amount for Total Assets
                  and Other Debits                                     -
 6              Total Assets and Other Debits                   115,615,845
 7              Total Proprietary Capital                           739,128
 8              Total Long-Term Debt                                   -
 9              Notes Payable                                          -
10              Notes Payable to Associate Companies                 52,641
11              Balancing Amount for Total Current
                  and Accrued Liabilities                        33,377,983
12              Total Deferred Credits                           81,158,194
13              Accumulated Deferred Income Taxes                   287,899
14              Total Liabilities and Proprietary Capital       115,615,845
15              Services Rendered to Associate Companies        412,408,919
16              Services Rendered to Nonassociate Companies            -
17              Miscellaneous Income or Loss                        424,175
18              Total Income                                    412,833,094
19              Salaries and Wages                              191,505,681
20              Employee Pensions and Benefits                   39,159,153
21              Balancing Amount for Total Expenses             182,168,260
22              Total Expenses                                  412,833,094
23              Net Income (Loss)                                      -
24              Total Expenses (Direct Costs)                   233,148,047
25              Total Expenses (Indirect Costs)                 179,685,047
26              Total Expenses (Total)                          412,833,094
27              Number of Personnel End of Year                       2,848


                                      Annual Report of Cinergy Services, Inc.

                                                ORGANIZATION CHART
                                                      Chairman
                                                    - Executive
                                                - Internal Auditing
                                                         |
                               Vice Chairman, President, and Chief Executive Officer
                                                    - Executive
                                                         |
                                                     ---------
Vice President    Vice President,     Vice President,       President,        President,         President,        President,
 & Chief           Corporate           Corporate            Energy            Energy             International     Cinergy
 Financial         Services            Communications       Commodities       Delivery           Business Unit     Investments
 Officer                               & President,         Business          Business           & Secretary       Business
                                       Cinergy Foundation   Unit              Unit                                 Unit

- Investor        - Information       - Facilities          - Fuels           - Materials        - Legal
   Relations         Systems          - Public Affairs      - Power              Management
- Finance         - Planning                                   Engineering &  - Meters and
- Accounting      - Environmental                              Construction      Transportation
- Materials          Affairs                                - Power Planning  - Electric System
   Management     - Rates                                                        Maintenance
- Human                                                                       - Electric Transmission
   Resources                                                                     and Distribution
- Planning                                                                       Engineering and
                                                                                 Construction
                                                                              - Power Planning
                                                                              - Right of Way
                                                                              - Marketing and
                                                                                 Customer Relations

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                              METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1.   Sales Ratio

     A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2.   Electric Peak Load Ratio

     A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3.   Number of Customers Ratio

     A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4.   Number of Employees Ratio

     A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

                        METHODS OF ALLOCATION - continued


5.   Construction Expenditure Ratio

     A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6.   Circuit Miles of Electric Distribution Lines Ratio

     A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

7.   Number of Central Processing Unit Seconds Ratio

     A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8.   Direct Cost Ratio

     Services submitted a letter to the Securities and Exchange Commission on April 1, 1998, requesting approval of a new allocation method to be used to allocate general activities cost to the direct and indirect nonutility subsidiaries of Cinergy Corp. The proposed method would establish a ratio based on direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and nonutility).

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1998

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1998:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 1998:

     A. Amount of interest billed to associate companies is contained on page 25, Analysis of Billing.

     B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

                     ANNUAL REPORT OF Cinergy Services, Inc.

                                SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                      Cinergy Services, Inc.
                                                   (Name of Reporting Company)

                                       By:           /s/Bernard F. Roberts
                                                (Signature of Signing Officer)

                           Bernard F. Roberts, Vice President and Comptroller
                                (Printed Name and Title of Signing Officer)



Date:  April 30, 1999